[Northern Tier Energy LLC Letterhead]

May 7, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Northern Tier Energy LLC

Northern Tier Finance Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed April 20, 2012

File No. 333-178458

Ladies and Gentlemen:

Set forth below are the responses of Northern Tier Energy LLC and Northern Tier Finance Corporation (collectively, the “Company,” “we,” “us” or “our”), to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 1, 2012, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission on April 20, 2012, File No. 333-178458 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we will hand deliver three full copies of Amendment No. 3, as well as three copies of Amendment No. 3 that is marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Registration Statement on Form S-4

Compensation Discussion and Analysis, page 120

Bonuses, page 122

1.	We note your disclosure that you paid the 2011 Bonus Plan awards, as well as your disclosure on page 122 that “[w]hen making decisions regarding the 2011 amounts to be paid to each named executive officer, [your] compensation committee reviewed [your] EBITDA results for the 2011 year, the general target bonus amounts that had been previously set for each executive, and [your] overall performance during the 2011 year.” For each of your named executive officers who received an award, please disclose more specifically the aspects of performance that were considered in determining the award amount. See Item 402(b)(2)(vi) and 402(b)(2)(vii) of Regulation S-K.

Securities and Exchange Commission

May 7, 2012

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to describe more specifically the aspects of performance that were considered in determining the award amounts. Please see page 121 of Amendment No. 3.

Long-Term Equity-Based Incentives, page 123

2.	We note that in your amendment you removed your discussion of the material features of the 2012 Long-Term Incentive Plan that you intend to adopt. Please undertake to disclose the plan’s material terms when they are finalized.

RESPONSE:

We acknowledge the Staff’s comment and have provided additional disclosure with respect to the material terms of the 2012 Long-Term Incentive Plan that we intend to adopt. Please see page 124 of Amendment No. 3.

NTI Management Class C Unit Agreements, page 131

3.	We note that in your amendment you removed the following statement from your discussion of circumstances which would trigger accelerated vesting of the NTI Management Class C units: “We do not expect that this offering will trigger an MoM Event for the NTI Management Class C units.” Please tell us whether either this exchange offer or your equity offering would trigger accelerated vesting of the units.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to indicate whether the exchange offer or our equity offering would trigger accelerated vesting of the units. Please see page 133 of Amendment No. 3.

Certain Relationships and Related Person Transactions, page 137

4.	We note your response to comment 3 in our letter dated February 10, 2012, including our disclosure on page 137 that you “will not pay ACON Management and an affiliate of TPG Capital any fees in connection with this exchange offer.” Please also disclose whether you will pay to ACON and TPG the fees specified in Sections 2(c) and/or 2(d) of the Amended and Restated Management Services Agreement in connection with your equity offering.

Securities and Exchange Commission

May 7, 2012

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to disclose that we will pay ACON and TPG a success fee in connection with our equity offering. Please see page 138 of Amendment No. 3.

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Securities and Exchange Commission

May 7, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

NORTHERN TIER ENERGY LLC

By: /s/ Peter T. Gelfman

Name: Peter T. Gelfman

Title: Vice President, General Counsel and Secretary

Enclosures

Cc:	Douglas McWilliams, Vinson & Elkins L.L.P.

Brenda Lenahan, Vinson & Elkins L.L.P.

Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP

M. Breen Haire, Baker Botts, LLP